Statement regarding the computation of ratio of earnings to fixed charges for the Company

	Sucessor	Predecessor
	1 Day ended December 31, 2005 (in thousands)	Period ended December 30, 2005 (in thousands)	Year ended December 31,
			2004 (in thousands)	2003 (in thousands)	2002 (in thousands)	2001 (in thousands)
Earnings available for fixed charges:
Income before income taxes and minority interest expense	(139)	32,551	34,236	33,046	34,962	18,568
Interest expense and capitalized	92	6,645	4,919	4,596	4,776	6,973
Estimated interest component of net rental expense	—	—	—	—	—	—

Earnings available for fixed charges	(47)	39,196	39,155	37,642	39,738	25,541

Fixed Charges:
Interest expense and capitalized	92	6,645	4,919	4,596	4,776	6,973
Estimated interest component of net rental expense	—	—	—	—	—	—
Total fixed charges	92	6,645	4,919	4,596	4,776	6,973

Consolidated ratio of earnings to fixed charges	0.51	5.90	7.96	8.19	8.32	3.66